

September 10, 2010

Kevin M. Carney
Chief Financial Officer
Web.com Group, Inc.
12808 Gran Bay Parkway, West
Jacksonville, Florida 32258

> **Re: Web.com Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed August 4, 2010**
> **File No. 000-51595**

Dear Mr. Carney:

We have reviewed your letter dated August 6, 2010 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 23, 2010.

<u>General</u>

1. Please provide a statement, signed by a member of the Company's management, acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2009

Part III. (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, Filed on March 23, 2010)

Security Ownership of Certain Beneficial Owners and Management, page 18

2. We refer to prior comment 10. Instruction 3 to Item 403 of Regulation S-K allows an issuer to "rely upon information set forth in … statements [filed with the Commission pursuant to section 13(d) or 13(g)] unless the registrant knows or has reason to believe that such information is not complete or accurate…." If the natural persons were not listed on the Schedules 13D and 13G filed by your principal entity shareholders, it would appear that reliance on the information in the Schedules 13D and 13G may be inappropriate. Please tell us what efforts, if any, were made to determine the natural persons exercising voting and/or dispositive powers with respect to the shares held by these entities.

Compensation of Executive Officers, page 31

3. We refer to your response to prior comment 11 and note your assertion that "no other officer or manager [other than the chief executive and financial officers] has sufficient policy making authority to be considered executive officers." Note that Exchange Act Rule 3b-7 includes within the definition of executive officer "any vice president of the registrant in charge of a principal business unit, division or function" irrespective of whether they have a policy making function. As such, we reissue prior comment 11. Please tell us whether you have up to three vice presidents of a principal business unit, division or function who fall within the definition of executive officer for whom disclosure under Item 402 of Regulation S-K is required.

Part IV.

Item 15. Exhibits, Financial Statement Schedules

Note 8. Restructuring Costs and Other Reserves, page 54

4. We note that your response to prior comment 8 states that you released into earnings $466,000 of liabilities related to several unasserted claims for disputed sales commissions. We further note that one of these claims was settled with the third-party service provider. Please tell us the remaining amount of the $466,000 in claims that was released into earnings because the statute of limitations expired. Further, please provide additional details to support your conclusion that you were legally released from these potential obligations.

Kevin M. Carney
Web.com Group, Inc.
September 10, 2010
Page 3

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill and Intangible Assets, page 22

5. We note the additional disclosure here and on page 10 in response to prior comment 4. We further note the representation in your disclosure that there were no indicators of impairment during the quarter ended June 30, 2010. Please confirm and address in future filings whether your reporting unit was at risk of failing step one of the impairment test defined in ASC 350. To the extent that you are currently at risk of failing step one or become at risk of failing step one in the future, please tell us how you plan to address disclosure points noted in our prior comment 4.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Staff Attorney, at (202) 551-3105, Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 or me at (202) 551-3226 with any other questions.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant